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Confidential Treatment Requested by NIQ Global Intelligence Limited

Pursuant to 17 C.F.R. Section 200.83

FOIA Confidential Treatment Request

The entity requesting confidential treatment is:

NIQ Global Intelligence Limited

200 West Jackson Boulevard

Chicago, IL 60606

Attention: John Blenke, Chief Legal Officer

April 10, 2025

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Marion Graham
Jan Woo
Lisa Etheredge
Robert Littlepage

Re:	NIQ Global Intelligence Limited

Draft Registration Statement on Form S-l

Submitted on February 12, 2025

CIK No. 0002054696

Ladies and Gentlemen:

On behalf of our client, NIQ Global Intelligence Limited (the “Company”), we hereby confidentially submit to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (the “Amended Draft Registration Statement”) to the above-referenced draft registration statement (the “Draft Registration Statement”). The Amended Draft Registration Statement reflects revisions to the Draft Registration Statement made in response to the comment letter addressed to the Company dated March 12, 2025 from the staff of the Commission (the “Staff”), as well as certain other updated information, including the addition of the Company’s audited financial statements for the fiscal year 2024 and related disclosures.

For reference purposes, the comments contained in the Staff’s letter dated March 12, 2025 are reproduced below in bold and the corresponding responses are shown below the comments. Unless otherwise defined below, terms defined in the revised Draft Registration Statement and used below shall have the meanings given to them in the revised Draft Registration Statement.

Division of Corporation Finance

Securities and Exchange Commission

April 10, 2025

Draft Registration Statement on Form S-1 Prospectus

Summary, page 1

1.

Please disclose the material terms of the Shareholders’ Agreement that you intend to enter into in connection with this offering. Identify the parties and the rights of each of the parties under the agreement including but not limited to, the consent rights in connection with certain corporate transactions and board representation. Also include a risk factor regarding any uncertainties and the impact of the Shareholders’ Agreement on the company.

Response to Comment 1:

In response to the Staff’s comment, the Company has included additional disclosure related to the Shareholders’ Agreement and risks related to the Shareholders’ Agreement on pages 13 and 56 of the Amended Draft Registration Statement, respectively. The Company further supplementally advises the Staff that the material terms of the Shareholders’ Agreement are described under “Certain Relationships and Related Party Transactions—Shareholders’ Agreement” on page 174 of the Amended Draft Registration Statement.

2.

Please revise the ownership chart to indicate where the registrant is represented in the organizational structure. Identify the entities that are included in each group of “operating subsidiaries.” We note references to Nielson Consumer LLC and The Nielson Company (Europe) but it is unclear how they relate to the companies in the chart. Finally, clarify the relationship between Grace Holdco GmbH and Gfk GmbH and why it is represented by a jagged line.

Response to Comment 2:

In response to the Staff’s comment, the Company has included a revised organizational chart on page 11 of the Amended Draft Registration Statement. The Company supplementally advises the Staff that Nielsen Consumer LLC is the Company’s primary operating subsidiary in the United States. Nielsen Consumer LLC is a wholly-owned subsidiary of Nielsen Consumer Inc., which is a wholly-owned subsidiary of Indy US Holdco, LLC. The Nielsen Company Europe S.ar.l. is a wholly-owned subsidiary of Indy Dutch Bidco B.V., which is a holding company of certain of the Company’s operating subsidiaries in Europe. The Company currently operates through over two hundred subsidiaries globally. As a result, it is not practical for the Company to present each of its operating subsidiaries in this format, and the Company believes that such a detailed presentation would not provide additional material information to investors. In addition, the Company supplementally advises the Staff that there are a number of intermediate holding companies that are wholly-owned subsidiaries of Grace Holdco GmbH and indirect parent companies of Gfk GmbH. The Company believes that, while identifying where Gfk GmbH sits in the corporate structure is useful information for investors, the identity of each intermediate holding company is not material to investors in the proposed offering.

3.	Please disclose whether you intend to rely on the controlled company exemptions under the applicable listing rules.

Division of Corporation Finance

Securities and Exchange Commission

April 10, 2025

Response to Comment 3:

The Company supplementally advises the Staff that it has not yet determined which, if any, of the controlled company exemptions it will rely upon. The Company confirms to the Staff that such information will be included in a subsequent amendment to the Amended Draft Registration Statement prior to the public filing of the registration statement.

Risk Factors

We face risks related to sales to government entities, page 30

4.

So that we may better understand the potential significance of this risk, please quantify for us the amount of revenue generated during the periods presented from your contracts with the U.S. federal government. Please also tell us the expected future revenues that you anticipate from any signed multi-year arrangements with the U.S. federal government.

Response to Comment 4:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that revenue generated from contracts with all government entities, globally, including the U.S. federal government, was approximately $[***] million and approximately $[***] million during the fiscal years ended December 31, 2024 and December 31, 2023, respectively, and the Company’s projected revenue within its government vertical is approximately $[***] million for the fiscal year ending December 31, 2025. Within its government vertical, the Company does not record revenue by country. However, the Company believes that revenue from this vertical as a whole represents an immaterial portion of its total revenue for each of the fiscal years presented.

Use of Proceeds, page 62

5.	To the extent known, please disclose the portion of the offering proceeds that will be used to repay the amounts outstanding under the Term Loan Facilities under the Credit Agreement.

Response to Comment 5:

The Company acknowledges the Staff’s comment and confirms that it will include disclosure regarding the portion of the offering proceeds that will be used to repay the amounts outstanding under the Term Loan Facilities under the Credit Agreement in a subsequent amendment to the Amended Draft Registration Statement once such information has been determined and prior to the public filing of the registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Company Overview, page 68

6.

We note your use of the defined term “highly reoccurring revenue” to describe revenue derived from the sale of Activation solutions. It is unclear what threshold is being used to differentiate these revenues as “highly reoccurring” compared to other reoccurring revenue streams. Please advise or revise accordingly.

Division of Corporation Finance

Securities and Exchange Commission

April 10, 2025

Response to Comment 6:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company assesses client retention for its Intelligence solutions by reference to its NDR and GDR rates, as well as considering the arrangements pursuant to which clients purchase Intelligence solutions. The Company considers its Intelligence solutions revenue to be recurring in nature based on the consistency of its retention metrics (NDR and GDR consistently being in excess of 100% and 97%, respectively, for the past three years) and the fact that a significant portion of Intelligence solutions revenue is generated from longer-term customer commitments under annual or multi-year contracts that typically have two to five year terms.

In contrast to the Company’s Intelligence solutions revenue, within the Company’s Activation solutions, most of the Activation solutions revenue is derived from clients purchasing a product at a single point in time, with a smaller portion of such revenue derived from clients through annual or multi-year contracts. Because of this difference in how revenue is derived between the Company’s Intelligence and Activation solutions and in an effort to differentiate the revenue dynamics between these solutions for investors, the Company assesses client retention for its Activation solutions by reference to its highly re-occurring revenue, which the Company defines as revenue from either annual or multi-year contracts, or from a client purchasing the same solution in the same country each year for the past three years. The Company uses the term “highly re-occurring revenue” rather than just recurring revenue in an effort to more clearly distinguish between the discussion of the recurring revenue dynamics in its Intelligence solutions and Activation solutions.

Key Performance Metrics, page 73

7.

You indicate on page 74 that your calculation of Net Dollar Retention (NDR) does not include the impact of revenue increases from acquiring new clients during the period. However, you seem to disclose on page 73 that Subscription Revenue and Annualized Revenue (which appears to be used in the calculation of NDR) include annualized revenue associated with the GfK Combination as if it occurred at the beginning of the applicable reported period. Please tell us how the calculation of your key performance metrics for 2022 would have been impacted if GfK annualized revenue was excluded for that period.

Response to Comment 7:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that NDR represents the amount of Annualized Revenue that the Company generated from existing clients during the period presented. The Company defines Annualized Revenue as average annualized monthly contract value revenue over the trailing twelve month period. Subscription Revenue is defined as Annualized Revenue from subscription services associated with annual and multi-year contracts and renewal licensing services within the Company’s Intelligence solutions. Subscription Revenue, therefore, excludes contracts and products that are short-term in nature, meaning less than 12 months in duration. Subscription Revenue and related metrics reported for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 include the Annualized Revenue generated by GfK, as if the GfK Combination had occurred at the beginning of the applicable reported period. The Company completed the GfK Combination on July 10, 2023. NDR calculations as of December 31, 2022 excluding GfK Annualized Revenue are shown below:

Division of Corporation Finance

Securities and Exchange Commission

April 10, 2025

December 31, 2022
NDR for Intelligence Subscription Revenue (excluding GfK)	102.7%
NDR for Intelligence Revenue (excluding GfK)	100.2%

The Company notes that, as presented in the Amended Draft Registration Statement, NDR is calculated using Annualized Revenue that includes the revenue associated with GfK Combination as if it occurred at the beginning of the applicable reported period because management believes, given the magnitude of the GfK Combination as compared to its other acquisition transactions, that presenting these figures after giving effect to the GFK Combination, and growth rates on a combined and organic basis, is most useful to investors to understand the performance of key components of the Company’s business and to assess the financial trends of its business.

Segment Results, page 80

8.

Please revise references to Revenues, Adjusted EBITDA and Adjusted EBITDA Margin throughout this section to include the word “Segment” or refer to the specific segment name so that they are differentiated from GAAP revenues, non-GAAP Adjusted EBITDA and non-GAAP Adjusted EBITDA Margin as described beginning on page 87.

Response to Comment 8:

In response to the Staff’s comment, the Company has revised references to Revenues, Adjusted EBITDA and Adjusted EBITDA Margin on pages 85, 86 and 87 of the Amended Draft Registration Statement to refer to the specific segment being presented.

9.

In your discussion of changes in Adjusted EBITDA and Adjusted EBITDA margin for the Americas and EMEA segments, you indicate that the increases are primarily attributable to the GfK Combination along with Pro Forma Organic Constant Currency Revenue Growth. Based upon your description of this term on page 85, it appears some aspects of Pro Forma Organic Constant Currency Revenue Growth are already captured in the increase attributable to the GfK Combination. Please revise to quantify the impact of each factor separately and in your response, please tell us how you are able to determine the distinct impact of both factors.

Response to Comment 9:

In response to the Staff’s comment, the Company has updated the discussion of Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin on pages 85 and 86 of the Amended Draft Registration Statement to indicate that the year over year increase is primarily due to the GfK Combination and that the remaining change is related to organic revenue growth and savings from the Company’s cost efficiency program. The Company has also updated its disclosure on pages 85 and 86 of the Amended Draft Registration Statement to quantify the portion of such increases attributable to the GfK Combination and to also include a discussion of the impact of the Company’s organic revenue growth and cost efficiency program savings.

Division of Corporation Finance

Securities and Exchange Commission

April 10, 2025

Supplemental Unaudited Pro Forma Combined Financial Information, page 81

10.

We note the disclosure of your pro forma results of operations in the table on page 82. Please provide pro forma financial statements that fully comply with the guidance in Article 11 of Regulation S-X, consistent with what your pro forma disclosure obligation would have been had a registration statement been filed at the time of the acquisition.

Response to Comment 10:

In response to the Staff’s comment and in accordance with the guidance provided in Section 9220.8 of the Division of Corporation Finance Financial Reporting Manual, the Company has determined that a supplemental discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations based on pro forma financial information is appropriate, and the Company has provided pro forma financial statements prepared on a basis consistent with Article 11 of Regulation S-X on pages 87 through 95 of the Amended Draft Registration Statement.

Non-GAAP Financial Measures

EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin, page 87

11.

Please tell us how you considered if your adjustment for nonoperating items, net should also include gains from remeasurement of previously held equity interests for all periods presented. Refer to Question 100.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response to Comment 11:

The Company supplementally advises the Staff that gains from remeasurement of previously held equity interests for relevant periods presented are reflected within the adjustment for “Acquisitions and transaction related costs.” Footnote 3 states “Acquisitions and transaction-related costs represent costs incurred in connection with planned and completed acquisitions, including due diligence, transaction, integration and legal related costs primarily relating to GfK, partially offset by any gains resulting from the remeasurement of previously held equity interests held before such acquisitions. These costs also include preparation and readiness costs for capital market transactions.” As a result, Adjusted EBITDA, as presented, includes both charges and gains resulting from the remeasurement of previously held equity interests of acquisitions.

Liquidity and Capital Resources, page 97

12.

For each significant asset or liability that is currently priced based on reference to Euro LIBOR, clarify whether you have evaluated whether the contractual language will permit conversion to a new reference rate.

Response to Comment 12:

In response to the Staff’s comment, the Company has included additional disclosure on pages 111 and 112 of the Amended Draft Registration Statement to clarify that the Company’s credit facility includes contractual language permitting conversion of Euro LIBOR to a new reference rate.

Division of Corporation Finance

Securities and Exchange Commission

April 10, 2025

Critical Accounting Estimates, page 100

13.	To provide greater context to investors, please revise to quantify the amount of revenue recognized in connection with cooperation agreements during the periods presented.

Response to Comment 13:

The Company acknowledges the Staff’s comment and advises the Staff that revenue recognized in connection with cooperation agreements did not have and is not reasonably likely to have a material impact on the financial condition or results of operations of the Company. As a result, upon further review, the Company has determined that revenue from cooperation agreements is not a critical accounting estimate and the Company has revised disclosure included in the Amended Draft Registration Statement accordingly.

Business

Our NIQ Ecosystem, page 111

14.

Please revise to clarify how revenues generated from clients using your solutions (NIQ Intelligence, NIQ Your Way and NIQ The Full View) correlate to your Intelligence and Activation product groupings.

Response to Comment 14:

In response to the Staff’s comment, the Company has included additional disclosure on page 128 of the Amended Draft Registration Statement to clarify how each of the strategic pillars of the Company’s Ecosystem relies on each of the Company’s solutions from which it derives revenue (Intelligence solutions and Activation solutions). Each of the described pillars relies on all of the Company’s solutions and product groupings and, as a result, the Company does not characterize revenue as being correlated to any specific pillar of its Ecosystem.

Principal Shareholders, page 159

15.	For each entity listed in the beneficial ownership table, including Advent Shareholder and NIM, identify the natural person(s) with voting and/or dispositive control over the shares held by it.

Response to Comment 15:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that, with respect to the securities held by AI Global Investments (Netherlands) PCC Limited (the “Advent Shareholder”) and Nuremberg Institute for Market Decisions (“NIM”), no natural person is the beneficial owner of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder. As described in footnote 1 to the Principal Shareholders table on page 178 of the Amended Draft Registration Statement, the ultimate controlling entity of the Advent Shareholder is Advent International GP, LLC. The Company has revised the disclosure in footnote 1 to the Principal Shareholders table on page 178 of the Amended Draft Registration Statement to clarify that voting and investment decisions with respect to securities held by the Advent Shareholder are made by an investment committee appointed by the board of managers of Advent International GP, LLC, which consists of three members, none of whom individually has voting or investment power with respect to shares of the Company held by the Advent Shareholder.

Division of Corporation Finance

Securities and Exchange Commission

April 10, 2025

As described in footnote 3 to the Principal Shareholders table on page 178 of the Amended Draft Registration Statement, NIM is governed by its executive board, of which there are three or more members. The Company has revised the disclosure in footnote 3 to the Principal Shareholders table on page 178 of the Amended Draft Registration Statement to clarify that no member of the executive board individually has voting or investment power with respect to shares of the Company held by NIM.

Consolidated Financial Statements

1. Organization and Description of Business, page F-10

16.	Please revise to identify and define the “Parent” as used in these financial statements.

Response to Comment 16:

In response to the Staff’s comment, the Company has revised the disclosure on page F-10 of the Amended Draft Registration Statement to clarify that “Parent” as used in the financial statements refers to AI PAVE Dutchco III B.V., a private company with limited liability organized under the laws of the Netherlands, and the sole equity holder of Intermediate Dutch Holdings B.V.

3. Acquisitions, page F-17

17.

We note your disclosure on page F-20 regarding the nature of the adjustments reflected in your unaudited pro forma financial information. Please revise to also disclose the amount of any material, nonrecurring pro forma adjustments directly attributable to the business combination. Refer to ASC 805-10-50-2(h)(4).

Response to Comment 17:

In response to the Staff’s comment, the Company has revised the disclosure on page F-21 of the Amended Draft Registration Statement to disclose the nature and amount of the material, nonrecurring pro forma adjustments directly attributable to the business combination.

18.

We note you acquired GfK on July 10, 2023. Please provide audited financial statements of GfK pursuant to Rule 3-05 of Regulation S-X and provide us your analysis, including your tests of significance. In this regard, note the periods presented may be adjusted for the post-acquisition periods covered in your audited financial statements.

Response to Comment 18:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the highest significance calculation with respect to the Company’s acquisition of GfK equaled approximately 66.4% as determined in accordance with Rule 3-05 and Rule 1-02(w) of Regulation S-X. However, the Company respectfully advises that the Amended Draft Registration Statement includes consolidated financial statements of the Company for the fiscal year ended December 31, 2024, which includes GfK in the full year of audited results. Therefore, the Company has omitted the separate financial statements of GfK from the Amended Draft Registration Statement in accordance with Rule 3-05(b)(4)(iii) of Regulation S-X.

Division of Corporation Finance

Securities and Exchange Commission

April 10, 2025

6. Goodwill and Intangible Assets, page F-23

19.

On pages F-44 and F-47, you indicate that changes to your reporting structure during 2024 resulted in the identification of new reporting units, operating segments and reportable segments. Please revise so that your disclosures reflect how goodwill has been reallocated to your new reportable segments for all periods presented. Refer to ASC 280-10-50-34.

Response to Comment 19:

In response to the Staff’s comment, the Company has included additional disclosure on page F-26 of the Amended Draft Registration Statement regarding the reallocation of goodwill among the new reportable segments that were effective in 2024. In accordance with ASC 350-20-35-45 the goodwill of the Company’s historical reporting units were reallocated to the new reporting units on a relative fair value basis at the date the changes in reporting units was made. ASC 280-10-50-34 requires an entity, upon a change that causes the composition of its reportable segments to change, to recast corresponding information for the earlier periods unless it is impracticable to do so. It has been determined to be impracticable to recast goodwill by segment for historical periods based on the facts and circumstances of our reporting structure change, which has been further described on page F-26 of the Amended Draft Registration Statement.

16. Share-Based Compensation, page F-43

20.

You disclose that under your share-based compensation plan, units or shares “may be issued in the form of incentive condition Class B, Class C, Class D or Class E shares of an indirect Parent of the Company.” Please revise to clarify what is meant by “incentive conditioned” shares. Please also revise to identify the indirect Parent of the Company.

Response to Comment 20:

In response to the Staff’s comment, the Company has revised the disclosure on page F-47 of the Amended Draft Registration Statement to include the requested disclosure. The Company supplementally advises the Staff that incentive awards held by employees and members of management are based on Class B, Class C, Class D and Class E shares of AI PAVE Dutchco I B.V. Such shares are issued by AI PAVE Dutchco I B.V. to a management aggregator, AI PAVE (Luxembourg) Management & Cy SCSp, which, in turn, grants incentive units to the Company’s employees. As a result, employees’ interests in Class B, Class C, Class D and Class E shares of AI PAVE Dutchco I B.V. are subject to the terms of incentive awards.

Division of Corporation Finance

Securities and Exchange Commission

April 10, 2025

18. Nonoperating (Expense) Income, Net, page F-46

21.

Please tell us how you determined that factoring fees should be included within non-operating expenses. We note in your disclosure on page F-12 that you record proceeds from the sales of accounts receivables as operating activities in your Consolidated Statements of Cash Flows.

Response to Comment 21:

The Company supplementally advises the Staff that the Company maintains a factoring program in which the transfers of its accounts receivable qualify for sale accounting in accordance with ASC 860, Transfers and Services. The Company uses the factoring program to manage the Company’s cash and liquidity needs. The decision to factor accounts receivable is a centralized process made by the Company’s management team and, as such, the Company views such fees as a cost of financing similar to interest expense, rather than a cost of operations. The Company believes these expenses are a component of the expense of financing its business and therefore, though recurring, are appropriately classified as non-operating expenses. The Company classifies proceeds from the sale of accounts receivable as operating activities within the Statement of Cash Flows in accordance with ASC 230-10-45-16(a).

Signatures, page II-6

22.	Please confirm that the registration statement will be signed by an authorized representative in the United States given that the registrant is incorporated in Ireland.

Response to Comment 22:

In response to the Staff’s comment, the Company has revised the Amended Draft Registration Statement on page II-7 to indicate that the registration statement will be signed by John Blenke in his capacity as the Company’s Corporate Secretary and as an authorized representative in the United States.

General

23.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 23:

The Company acknowledges the Staff’s comment and has supplementally provided the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act. Once available, the Company will supplementally provide the Staff with copies of any additional written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, may present to potential investor in reliance on Section 5(d) of the Securities Act, in the future.

*  *   *  *  *

Division of Corporation Finance

Securities and Exchange Commission

April 10, 2025

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7063 or my colleague, Craig Marcus, at (617) 951-7802. Thank you in advance for your assistance.

Very truly yours,

/s/ Thomas Fraser

Thomas Fraser

Enclosures

cc: James Peck, NIQ Global Intelligence Limited

John Blenke, NIQ Global Intelligence Limited

Craig Marcus, Ropes & Gray LLP

Richard Fenyes, Simpson Thacher & Bartlett LLP